SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petróleo Brasileiro S.A. – Petrobras Corporate Taxpayer ID (CNPJ/MF): 33.000.167/0001-01	Banco BTG Pactual S.A. Corporate Taxpayer ID (CNPJ/MF): 30.306.294/0001-45

MATERIAL FACT

Joint Venture for E&P operations in the African continent

Rio de Janeiro, June 14, 2013 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) and Banco BTG Pactual S.A. (“BTG Pactual”), in compliance with CVM Rule 358/2002, hereby announces that today Petrobras International Braspetro B.V. (“PIBBV”), controlled by Petrobras, and an investment vehicle managed and advised by BTG Pactual (“BTG Pactual Vehicle”), entered into a binding agreement (“Agreement”) to establish a 50/50 joint venture  for oil and gas exploration and production in Africa (“E&P”).

This partnership between Petrobras and BTG Pactual represents a promising investment opportunity in E&P in Africa and will be the preferential vehicle of the two parties for new investments of such nature in the continent.

The joint venture will be formed upon the acquisition, by BTG Pactual and its clients acting through the BTG Pactual Vehicle, of 50% of the shares issued by Petrobras Oil & Gas B.V. (“PO&G”), currently wholly owned by PIBBV, for US$1.525 billion. Once the corporate restructuring currently in progress is concluded, the operation will involve the branches located in Angola, Benin, Gabon and Namibia, as well as the subsidiaries Brasoil Oil Services Company (Nigeria) Ltd., Petroleo Brasileiro Nigeria Ltd. and Petrobras Tanzania Ltd.

The partnership was approved by Petrobras’ Board of Directors at the meeting held today and the closing is expected to be executed by the end of June.

The operation represents an important step for Petrobras’ Divestment Program, allowing for the expansion of its operations in Africa and the sharing of investments required for expansion and development of its reserves.

For BTG Pactual, the operation represents a step toward investment opportunity generation in the African continent and in the oil and gas segment, in accordance with the growth strategy of its asset and investment management activities, in addition to fostering the continuous expansion and diversification of the product portfolio available to its clients.

Petrobras and BTG Pactual will keep BM&FBovespa, the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and the market in general informed on the matter.

Rio de Janeiro, June 14, 2013.

Almir Guilherme Barbassa

Chief Financial and Investor Relations Officer of Petróleo Brasileiro S.A. – Petrobras

João Marcello Dantas Leite

Investor Relations Officer of Banco BTG Pactual S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.